UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               ITC^DeltaCom, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45031T 10 4
                                 (CUSIP Number)

                              H. T. Arthur, Senior
                               Vice President and
                              General Counsel SCANA
                              Corporation 1426 Main
                                     Street
                               Columbia, SC 29218
                                 (803) 217-8547
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 6, 2004
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e)(3), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45031T 10 4

         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  SCANA Corporation
                  57-0784499

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)
--------------------------------------------------------------------------

3. SEC Use Only

4. Source of Funds (See Instructions) WC

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization: South Carolina

 Number of                 7.       Sole Voting Power                    0
                           ----------------------------------------------------
 Shares Beneficially
 Owned By                  8.       Shared Voting Power            506,862
                           ----------------------------------------------------
 Each
 Reporting                 9.       Sole Dispositive Power               0
                           ----------------------------------------------------
 Person With

10. Shared Dispositive Power 506,862

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         506,862 shares

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)             0.9%
-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

                  CO, HC

CUSIP No. 45031T 10 4

         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  SCANA Communications, Inc.
                  57-0784501

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)
-------------------------------------------------------------------------------

3. SEC Use Only

4. Source of Funds (See Instructions) AF

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization: South Carolina

Number of                7.       Sole Voting Power                     0
                         -----------------------------------------------------
Shares Beneficially
Owned By                 8.       Shared Voting Power             506,862
                         -----------------------------------------------------
Each
Reporting                9.       Sole Dispositive Power                0
                         -----------------------------------------------------
Person With

10. Shared Dispositive Power 506,862

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         506,862 shares

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)               0.9%
-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

                  CO, HC

CUSIP No. 45031T 10 4

         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  SCANA Communications Holdings, Inc.
                  51-0394908

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)
-----------------------------------------------------------------------------

3. SEC Use Only

4. Source of Funds (See Instructions) AF

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization: Delaware

 Number of                7.       Sole Voting Power                       0
                          ----------------------------------------------------
 Shares Beneficially
 Owned By                 8.       Shared Voting Power               506,862
                          ----------------------------------------------------
 Each
 Reporting                9.       Sole Dispositive Power                  0
                          ----------------------------------------------------
 Person With

10. Shared Dispositive Power 506,862

 11.      Aggregate Amount Beneficially Owned by Each Reporting Person

          506,862 shares

 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

 13.      Percent of Class Represented by Amount in Row (11)              0.9%
-------------------------------------------------------------------------------

 14.      Type of Reporting Person (See Instructions)

          CO

         This Amendment No. 1 amends the Schedule 13D filed by SCANA Corporation, SCANA Communications, Inc., and SCANA Communications Holdings, Inc. on November 8, 2002 with respect to their beneficial ownership of the common stock of ITC^DeltaCom, Inc. Capitalized terms used but not otherwise defined in this amendment have the meanings assigned to those terms in that filing.

Item 4.    Purpose of Transaction.

         Between November 30, 2004 and December 6, 2004, SCHI sold for cash all of the shares of Common Stock and all of the shares of the Issuer's Series A Convertible Redeemable Preferred Stock held of record by it. All of the shares of the Issuer's Series A Convertible Redeemable Preferred Stock sold by SCHI were converted into shares of Common Stock in connection with the sales.

Item 5.  Interest in Securities of the Issuer.

         As of the date of this amendment, each of the Reporting Persons beneficially owns 506,862 shares of Common Stock, or 0.9% of the class (based on a total of 55,078,708 outstanding shares of Common Stock), consisting of 506,862 shares issuable upon exercise of the Warrants. SCHI is the record owner of all of the Warrants, and SCH and SCANA's beneficial ownership is attributed to them by virtue of SCH's being the sole shareholder of SCHI and SCANA's being the sole shareholder of SCH.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2005

SCANA CORPORATION


By: s/William B. Timmerman
    ----------------------------------------
       William B. Timmerman

Its:  Chairman, President and Chief Executive Officer


SCANA COMMUNICATIONS, INC.


By: s/William B. Timmerman
    ----------------------------------------
       William B. Timmerman

Its:  Chairman and Chief Executive Officer


SCANA COMMUNICATIONS HOLDINGS, INC.


By: s/Peter J. Winnington
    ---------------------------------------
       Peter J. Winnington

Its:  Treasurer
      -------------------------------------

                                                               Exhibit A


                       AGREEMENT REQUIRED BY RULE 13d-1(k)


         Each of the undersigned agrees that this Schedule 13D is being filed on behalf of each of them.


SCANA CORPORATION


By: s/William B. Timmerman
    ----------------------------------------
       William B. Timmerman

Its:  Chairman, President and Chief Executive Officer

Date: February 7, 2005


SCANA COMMUNICATIONS, INC.


By: s/William B. Timmerman
    ----------------------------------------
       William B. Timmerman

Its:  Chairman and Chief Executive Officer

Date: February 7, 2005


SCANA COMMUNICATIONS HOLDINGS, INC.


By: s/Peter J. Winnington
    -------------------------------------------
       Peter J. Winnington

Its:  Treasurer
      -----------------------------------------

Date: February 7, 2005